

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Via E-mail
Elena Shmarihina
President, Chief Executive Officer
Halton Universal Brands Inc.
7473 W. Lake Mead Boulevard
Suite 100
Las Vegas, NV 89128

> **Re: Halton Universal Brands Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 13, 2013**
> **File No. 333-192156**

Dear Ms. Shmarihina:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note you have deleted language on the prospectus cover page regarding the fact that you do not intend to place funds into escrow until the minimum offering amount is met. Please note that as this is a best efforts minimum/maximum offering, you are required to include information about any escrow arrangement or lack thereof on the prospectus cover page. Please revise the cover page accordingly. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Use of Proceeds, page 14

2.   We note your disclosure on page 14 that you will have $*192,754* in net proceeds if only 50% of the offering amount is raised. We also note your disclosure on page 15, breaking out your use of proceeds in the event that you obtain $*197,254* in net proceeds, assuming

that 50% of the offering amount is raised. Please reconcile the amount in your disclosure.

3.   We note your response to comment 8 of our letter dated December 4, 2013. Please revise your footnote disclosure on page 15 to state that you intend to pay your officers and directors for past consulting services only in the event that 50% or more of the offering amount is raised.

Results of Operations, page 20

4.   We note your response to prior comment 13. Please explain why your sole officers and directors are compensated pursuant to consulting agreements, as opposed to employment agreements, and tell us if there are any legal ramifications with Ms. Shmarihina and Mr. Averchenko being consultants rather than employees of the company.

Summary Compensation Table, page 29

5.   We note your response to prior comment 24 and your revised disclosure. Please revise your disclosure to include a narrative summary describing the consulting services provided by E. Popoff to the Company in both 2012 and 2013. Refer to Item 402(o) of Regulation S-K. In addition, please disclose E. Popoff's full name and the date his employment with you terminated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Diane J. Harrison, Esq.